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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                          SEC File Number: 000-23554

(Check One):
[X] Form 10-K or 10KSB  [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q or 10QSB  [ ] Form N-SAR

For Period Ended: September 30, 2001

[ ] Transition Report on Form 10-K or 10KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or 10QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_____________________________________________________________________

PART I     REGISTRANT INFORMATION

                   International Assets Holding Corporation
                   ----------------------------------------
                            Full Name of Registrant


                           Former Name if Applicable

                          250 Park Avenue, Suite 200
                          --------------------------
           Address of Principal Executive Office (Street and Number)

                             Winter Park, FL 32789
                             ---------------------
                           City, State and Zip Code


PART II    RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

    | (a) The reasons described in reasonable detail in Part III of
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    |     this form could not be eliminated without unreasonable effort
    |     or expense;
    | (b) The subject annual report, semi-annual report, transition
    |     report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
[X] |     thereof, will be filed on or before the 15th calendar day
    |     following the prescribed due date; or the subject quarterly
    |     report of transition report on Form 1O-Q, or portion thereof
    |     will be filed on or before the fifth calendar day following
    |     the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.

PART III     NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Registrant is unable to file its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001 within the prescribed time period because the Registrant is having difficulty obtaining certain information that is necessary to the completion of the Form 10-KSB. The Registrant intends to file its Annual Report on Form 10-KSB on or before the 15/th/ calendar day following the prescribed due date.

PART IV      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jonathan C. Hinz      (407)               629-1400
  (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that its Form 10KSB will report a net loss of $3,304,928, or $1.47 per share for the year versus net income of $279,143, or $.12 per share for the prior year. Revenues for the fiscal year ended September 30, 2001 were $4,671,388 compared to $12,406,866 a year ago. The decrease in revenues reflects a 52% decrease in commission revenue and a 74% decrease in trading revenue compared to the prior year. Total expenses were $9,439,059 for the fiscal year ended September 30, 2001 compared to $11,884,519 for 2000.

Decreased results were driven by adverse market conditions and by the disruption of the Registrant's trading operations and by the abrupt departure of the Registrant's head of capital markets and his related recruitment of the entire trading department to his own firm early in the fiscal year (December 2000). The Registrant's trading operation was shut down for a short time, and had to be completely rebuilt.

                   International Assets Holding Corporation
                   ----------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   December 27, 2001

By: /s/ Jonathan C. Hinz
        Jonathan C. Hinz, Chief Financial Officer